

Mail Stop 3720

July 13, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless LLC
12670 High Bluff Drive
San Diego, CA 92130

> **RE:** **NextWave Wireless LLC**
> **Amendment No. 1 to Form 10**
> **Filed June 29, 2006**
> **File No. 0-51958**

Dear Mr. Cassou:

We have reviewed the above filing and your response letter dated June 29, 2006 and have the following comments. Where indicated, we think that you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked copy of your amended Form 10.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your new disclosure regarding the pending $160.5 million acquisition of wireless spectrum held by WCS Wireless, Inc., your commitment letter from Avenue Capital Corporation for expected net proceeds of $297.5 million after offsetting $52.5 million for an "original issue discount," and the agreement to issue warrants at an exercise price of $0.01 per share to purchase an aggregate of 5% of NextWave's outstanding shares of common stock. Please revise to address the following:

- clearly state in the summary and MD&A sections that you intend to issue the notes to Avenue Capital Corporation and indicate whether it is affiliated with Avenue Capital Group, an entity with which one of your directors is a manager;

- in MD&A, clarify the purpose of offsetting $52.5 million from the proceeds from the debt offering, identify the party that will receive the $52.5 million and summarize the services provided in exchange for the payment;

- where applicable, identify the party that will receive the warrants to purchase an aggregate of 5% of NextWave's outstanding shares of common stock;

- file the commitment letter as an exhibit to the registration statement; and

- in your response to this comment letter, please advise us, with a view towards further disclosure, as to whether the warrants to be issued in connection with the WCS Wireless acquisition are the same as or are in addition to those warrants the company is obligated to issue to Station 4 if that entity "makes a significant contribution to a transaction in which NextWave acquires the use of a substantial amount of certain types of spectrum…." Also clarify what constitutes a "significant contribution" under the agreement.

2. We remind you that we will require sufficient time to review the Form S-4 and exhibits to be filed by NextWave Wireless Inc. once we resolve the comments on your Form 10.

Summary, page 1

3. As requested by our prior comment 4, revise the summary section to include your factual support for your statement that PacketVideo is "one of the world's leading providers of embedded multimedia software…," and clarify in what way PacketVideo is "leading." Your revisions should make clear upon what standard or measure you base your claim. Also provide support for the statement on page 19 that "PacketVideo is already the industry's leading provider of device embedded, mobile multimedia software," as the supplementary materials you provided to us do not appear to support such a claim. In addition, revise the registration statement to identify the sources for this and other third-party statements appearing in your document that are not publicly available. To the extent you paid for the reports, disclose that fact as well. Furthermore, we remind you to file any consents of third-parties that you obtained as exhibits to the Form S-4.

Risk Factors, page 36

4.   Add a risk factor discussing the company's negotiations with the FCC to extend the substantial compliance date from July 2007 to July 2010 and the possibility that the company will have to spend $40 million over the next 12 months if those negotiations are unsuccessful.

Risks Related to Our PacketVideo Business, page 40

5.   We note your response to our prior comment 15. Since you state that "[i]f any of these customers decides not to embed PacketVideo software into their mobile phones and devices, decides to terminate their license agreements with PacketVideo or otherwise reduces the amount of PacketVideo software…, our PacketVideo revenues and results of operations could be materially adversely affected," it is not apparent how none of your largest client contracts or license agreements in terms of revenues would be considered material or one upon which you are substantially dependent. Furthermore, it is unclear how "the revenue produced by the referenced PacketVideo customer agreements is not material to the Company as a whole" when the customers accounted for 22%, 14% and 11% of your revenues for the period ended December 31, 2005. Please provide an expanded analysis of why the contracts with the three significant customers are not contracts upon which your business is substantially dependent and are not required to be filed under Item 601(b)(10) of Regulation S-K. In your response, clarify the nature and contents of the contracts with these customers, including the meaning of "project" as it relates to the contracts typically being entered into "on a project-by-project basis." Also revise the Business section of the registration statement to name the three significant customers. We may have further comment based upon your response.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

6.   Revise the Overview section to provide investors with an executive level introduction to PacketVideo, including relevant economic or industry-wide factors, a discussion of how the subsidiary earns revenue and income (i.e., expand on how it earns revenues through contract services as compared to royalties) and any material opportunities, challenges, risks, material trends or uncertainties relating to it.

7.   Revise to provide greater insight into the trends and uncertainties associated with your results of operations. See prior comment 17. For example, revise to analyze in what ways and to what extent your general and administrative costs will

increase as your business grows. As another example, address the costs associated with being a public company, quantifying the increase in expenses to the extent practicable. These are examples only.

Liquidity and Capital Resources, page 60

8.   Revise MD&A to expand the summary of your arrangement with Station 4, as disclosed on page F-17. Disclose whether or not the warrants that have been or will be issued to Station 4 will be convertible into shares of common stock of NextWave Wireless Inc. following the corporate conversion, and specify when Station 4 would receive the additional 5 million warrants under the Advisory Services Agreement. Also, file the Advisory Services Agreement as an exhibit to the registration statement or advise us why you believe you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K. We note that the successful acquisition of spectrum licenses is essential to your current plan of operations, and that Station 4 has earned numerous warrant exercise credits in connection with advising NextWave on the acquisition of spectrum licenses.

9.   When discussing the acquisition of spectrum licenses and financing that occurred after the three months ended April 1, 2006, analyze the impact that those transactions will have on your results of operations, financial condition, and liquidity on a going forward basis. The analysis should "focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." See General Instruction 3 to Item 303(a) of Regulation S-K. Further, compare the rates at which you were able to purchase that spectrum with going market rates, discussing whether prices for spectrum licenses suitable for providing WiMax compatible services have increased significantly in the last few years. We note your statement on page 12 that your company has "assembled our spectrum portfolio at an attractive average price per MHz-POP."

10.   We reference your revised disclosure on page 62 of your belief that "our revenues, cash and short-term investments and financing activities will be sufficient to fund our operating activities until we achieve profitability." Revise to clarify whether this statement takes into account the receipt of $297.5 million in proceeds from the notes placement and possible expenditure of $40 million if the substantial service dates are not extended. Also specify a timeframe for this statement by clarifying when you expect to achieve commercial deployment of your WiMAXplus technologies and products, commence sales and attain profitability, as requested in prior comment 17. Similarly indicate if your belief regarding the adequacy of PacketVideo's operating cash flows covers the next 12 months and beyond. Note that you should discuss your ability to meet upcoming

cash requirements over both the short and long term. Refer to Section IV of Release 33-8350.

11.   To the extent known, disclose the anticipated terms of the senior secured notes to be issued in the private placement, including any material covenants and default provisions.

Financial Statements for the Three-month Period Ended April 1, 2006

Financial Statements and Notes

Note 7. Subsequent Events, page F-17

12.   We note in the first paragraph that you have entered into a binding acquisition agreement to purchase all of the outstanding common shares of WCS Wireless, Inc. and that the total cost is expected to be approximately $160.5 million in cash. Please provide in your Form 10 audited financial statements of WCS Wireless, pursuant to Rule 3-05 of Regulation S-X, and the related pro forma financial information, pursuant to Article 11 of Regulation S-X, or explain to us why you are not required to do so. You should also discuss in MD&A the impact of the acquisition on your financial condition, results of operations, and earning trends.

13.   We note in the second paragraph that in the second quarter, you entered into a lease agreement for wireless spectrum with an initial period of ten years, with two ten year renewal options, for $16 million, payable in advance. So that we may better understand your accounting, advise us of your accounting for the lease and why you are required to make full lease payments in advance for the initial period. Cite relevant accounting literature in supporting your accounting.

Financial Statements for the Year Ended December 31, 2005

Financial Statements and Notes

Note 2. Business Combination

Acquisition of Packet Video, page F-33

14.   Refer to the third paragraph. We note that you utilized a third party valuation specialist in the purchase price allocation of the Packet Video acquisition. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include in the Form S-4 to be filed by NextWave Wireless Inc. the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide

disclosures that explain the method and assumptions used by management to determine the valuation. Please revise or advise us.

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As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq.
        Weil, Gotshal & Manges LLP
        Via Facsimile: (212) 310-8007